SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: April 3, 2024

List of Materials

Documents attached hereto:

i) Press release: Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock, and the Cancellation of Treasury Stock

April 3, 2024

Sony Group Corporation

Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock, and the Cancellation of Treasury Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to
Article 459, Paragraph 1 of the Companies Act, and

Cancellation of Treasury Stock Pursuant to the Provision of

Article 178 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved according to the resolution of its Board of Directors dated May 17, 2023, as follows.

This concludes Sony’s repurchase of shares of its own common stock approved at the meeting of its Board of Directors held on May 17, 2023.

In addition, pursuant to the decision by Sony’s Representative Corporate Executive Officer delegated by the Board of Directors, Sony has decided to cancel treasury stock as follows.

1. Status of repurchase of shares

(1) Class of shares repurchased:	Common stock of Sony
(2) Total number of shares repurchased:	5,847,100 shares
(3) Total purchase price for repurchased shares:	76,477,242,000 yen
(4) Period of repurchase:	March 1, 2024 to April 3, 2024
(5) Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

2. Cancellation of treasury stock

(1) Class of shares to be cancelled:	Common stock of Sony
(2) Total number of shares to be cancelled:	12,612,300 shares
(1.0% of total number of shares issued and outstanding as of March 31, 2024)
(3) Planned cancellation date	April 10, 2024

Sony generally plans to maintain its level of treasury stock under an upper limit of approximately 3% of the total number of shares of its common stock issued and outstanding by cancelling treasury stock in excess of that percentage.

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(For reference)

1.	Details of resolution of its Board of Directors dated May 17, 2023

(1)	Class of shares to be repurchased	Common stock of Sony
(2)	Total number of shares to be repurchased	25 million shares (maximum) (2.03% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	200 billion yen (maximum)
(4)	Period of repurchase	May 18, 2023 to May 17, 2024
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

2.	Total number and purchase price of shares repurchased pursuant to the above mentioned resolution of its Board of Directors (as of April 3, 2024)

(1)	Total number of shares repurchased	15,441,700 shares
(2)	Total purchase price for repurchased shares	199,999,326,000 yen

End of document

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